Southcross Energy Partners, L.P.

1700 Pacific Avenue, Suite 2900

Dallas, Texas 75201

August 8, 2012

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	Southcross Energy Partners, L.P.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-180841
Filed July 13, 2012

Ladies and Gentlemen:

Set forth below are the responses of Southcross Energy Partners, L.P., a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 1, 2012 with respect to the above-referenced Registration Statement (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  For your convenience, we have hand delivered four copies of this letter, as well as four copies of Amendment No. 3 marked to show all changes made since the filing of Amendment No. 2 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Amendment No. 3, unless otherwise indicated.

General

1.                                       Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act

Securities and Exchange Commission

August 8, 2012

of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  We acknowledge the Staff’s comment and represent that we currently do not have any documents that are responsive to this comment. We hereby undertake that, to the extent we provide any written materials to potential investors in reliance on Section 5(d) of the Securities Act or any research reports related to us are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in our offering, we will supplementally provide the Staff with any applicable documents in a timely manner.

Consolidated Balance Sheets, page F-9

2.                                       We note your response to prior comment 11 and continue to believe that the guidance in SAB Topic 1.B.3 is analogous to your circumstances.  We fully appreciated that Holding’s separate financial statements will not be presented in the Partnership’s future filings.  However, when capitalized, the Partnership for accounting purposes is a successor to Holdings and the only change in the entity is the form of legal organization that holds the underlying assets but still remains the same accounting reporting entity as what was previously contained in Holdings.  As such, your planned distribution to the owners should be reflected in a pro forma balance sheet alongside the historical balance sheet.  Additionally, we continue to believe that you should present pro forma per share data, to the extent that the distribution exceeds the current year’s earnings, within your historical financial statements.

Response:  We have revised the Registration Statement to include a pro forma balance sheet alongside our historical balance sheet as of March 31, 2012.  Please see page F-9. We have also revised our historical financial statements for the three months ended March 31, 2012 and the year ended December 31, 2011 to include pro forma per unit data. Please see pages F-10 and F-33. In addition, we have provided a brief explanation in the footnotes to our financial statements related to the pro forma information presented.  Please see pages F-13, F-14, F-38 and F-39.

Exhibit Index

3.                                       We note your response to prior comment 12 and the related revisions in your filing.  Please clarify why you believe “it is [not] meaningful for an investor to know the arrangement among members set forth in a parent entity’s organizational documents.”  In this regard, we note the second risk factor on page 36.  Alternatively, please file Southcross Energy LLC’s certificate of formation and limited liability company agreement, as currently in effect.  Please see Item 601(b)(3)(i)-(ii) of Regulation S-K.

Response:  We acknowledge the Staff’s comment, but we respectfully submit that it is not meaningful for an investor to know the arrangement among members set forth in a parent entity’s organizational documents, nor is the filing of such organizational documents

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August 8, 2012

required by Regulation S-K.  Item 601(b)(3)(i)-(ii) of Regulation S-K makes no reference to entities with ownership interests in the registrant; rather, those provisions require a registrant to file its articles of incorporation and bylaws or the analogous documents.  We have complied with the requirements of Regulation S-K in this regard by filing the Partnership’s certificate of limited partnership and limited partnership agreement.  In a subsequent amendment, we will file the Partnership’s Amended and Restated Agreement of Limited Partnership, which will be the agreement that governs the rights of the Partnership’s unitholders.  We have also filed the organizational documents of the Partnership’s general partner.

Investors in master limited partnerships (“MLPs”) are typically not provided with the organizational documents of entities with ownership interests in the general partner, and often are not even provided with the organizational documents of the general partner.  We have reviewed registration statements on Form S-1 for the last fifteen IPOs for MLPs and did not find one instance in which an MLP registrant filed the organizational documents with respect to a parent of the general partner such as Southcross Energy LLC. We believe investors are familiar with this approach and realize there is limited value, if any, in having access to an upper-level entity’s organizational documents, as they do not govern the MLPs securities or a unitholder’s rights with respect to the MLP.

We note that in previous conversations with the Staff, the Staff provided an example of MLPs with a publicly traded parent and suggested that perhaps those MLPs had not filed the parent’s organizational documents because those documents already were publicly available. It is our observation, however, that even publicly traded sponsors of MLPs typically own the MLP’s general partner through one or more subsidiaries, the organizational documents of which are not publicly filed in connection with the MLP’s IPO.

In addition, we surveyed several recent IPOs of registrants that are controlled companies in which the sponsor is a privately held entity. Again, we found no example where the registrant filed the organizational documents of the privately held parent entity.

We acknowledge the Staff’s comment regarding the second risk factor on page 36 of the Registration Statement, but we respectfully submit that this does not change our analysis. The risk factor on page 36 provides a potential investor with the understanding that conflicts may arise due to the nature of the relationship between Southcross Energy LLC, the Partnership and the Partnership’s general partner. However, the potential risk does not relate to the provisions in Southcross Energy LLC’s organizational documents; rather, the risk relates to the overall relationships among the respective entities and arises out of the various classes of interests in the Partnership that are described in detail in the Registration Statement. We do not believe that this risk is either mitigated or further explained through the filing of the sponsor entity’s organizational documents.

Securities and Exchange Commission

August 8, 2012

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests.  Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Ryan Maierson at (713) 546-7420.

Very truly yours,

SOUTHCROSS ENERGY PARTNERS, L.P.

		By:	Southcross Energy Partners GP, LLC,
its General Partner

		By:	/s/ David W. Biegler
David W. Biegler
Chief Executive Officer

cc:	William N. Finnegan IV (Issuer’s counsel)
Ryan J. Maierson (Issuer’s counsel)
Douglass M. Rayburn (Underwriter’s counsel)